Exhibit 99.5
Deutsche Bank Trust Company Americas
Trust and Securities Services
Global Equity Services

DEPOSITARY RECEIPTS	September 17, 2010
Depositary’s Notice of Annual General Meeting of Shareholders of WNS (Holdings) Limited:

Issue:	WNS (Holdings) Limited / Cusip 92932M101

Country:	Jersey

Meeting Details:	Annual General Meeting of Shareholders of WNS (Holdings) Limited on Wednesday, October 20, 2010 at 11:30 am (Jersey Time) at 12 Castle Street, St Helier, Jersey JE2 3RT, Channel Islands

Meeting Agenda:	The Company’s Notice of Meeting including the Agenda of the Annual General Meeting is attached

Voting Deadline:	On or before October 13, 2010 at 3:00 PM (New York City time)

ADR Record Date:	September 14, 2010

Ordinary : ADR ratio	1 Ordinary Share : 1 ADS
Holders of WNS (Holdings) Limited American Depositary Receipts (ADSs) are hereby notified of an Annual General Meeting of Shareholders of WNS (Holdings) Limited (the “Company”) to be held on October 20, 2010. A copy of the Notice of Meeting from the Company (which includes the agenda) and a copy of the Annual Report on Form 20-F for the financial year ended March 31, 2010 can be found on the following websites at www.wns.com or www.adr.db.com.
You may also obtain a paper copy of the Annual Report on Form 20-F for the financial year ended March 31, 2010, free of charge, by sending a written request to WNS’ registered office at 12 Castle Street, St. Helier, Jersey JE2 3RT, Channel Islands, or by sending an email to ssd@capitaregistrars.com, Attention: Dominic Hebert In addition, the Annual Report on Form 20-F may be accessed through the SEC’s website maintained at http://www.sec.gov/cgi-bin/srch-edgar.
Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled to those voting rights as outlined in the Deposit Agreement between the Company and Deutsche Bank Trust Company Americas, as Depositary (“the Deposit Agreement”).
As soon as practicable after receipt of notice of any meeting at which the holders of Shares are entitled to vote, or of solicitation of consents or proxies from holders of Shares or other Deposited Securities, the Depositary shall fix the ADS Record Date in respect of such meeting or solicitation of such consent or proxy. The Depositary shall, if requested by the Company in writing in a timely manner (the Depositary having no obligation to take any further action if the request shall not have been received by the Depositary at least 21 days prior to the date of such vote or meeting), at the Company’s expense and provided no U.S. legal prohibitions exist, mail by ordinary, regular mail delivery or by electronic transmission (if agreed by the Company and the Depositary), unless otherwise agreed in writing by the Company and the Depositary, to Holders as of the ADS Record Date: (a) such notice of meeting or solicitation of consent or proxies; (b) a statement that the Holders as of the ADS Record Date will be entitled, subject to any applicable law, the Company’s Memorandum and Articles of Association and the provisions of or governing the Deposited Securities (which provisions, if any, shall be summarized in pertinent part by the Company), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Securities represented by such Holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given.
Upon the timely receipt of written instructions of a Holder of ADSs on the ADS Record Date of voting instructions, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposit Agreement, the Company’s Memorandum and Articles of Association and the

provisions of the Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Deposited Securities represented by ADSs held by such Holder in accordance with such instructions.
Neither the Depositary nor the Custodian shall, under any circumstances exercise any discretion as to voting, and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise the Shares or other Deposited Securities represented by ADSs except pursuant to and in accordance with such written instructions from Holders. Shares or other Deposited Securities represented by ADSs for which no specific voting instructions are received by the Depositary from the Holder shall not be voted.
Notwithstanding the above, save for applicable provisions of Jersey law, and in accordance with Section 5.3 of the Deposit Agreement, the Depositary shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which such vote is cast or the effect of any such vote.
For further information, please contact:
Duewa Brooks
Depositary Receipts
212 250 1305 phone
212 797 0327 fax